Exhibit 99.8
RioTintoplc
5 Aldermanbury Square
London EC2V7HR United Kingdom
T +44 (o) 20 7781 2000
F +44(o) 20 77811800
Press release
Rio Tinto reaches agreement to sell interest in Greens Creek mine for US$750 million
12 February 2008
Rio Tinto has reached agreement on the first sale under its planned programme to divest at least US$15 billion of assets. The Group has signed an agreement to sell Kennecott Greens Creek Mining Company and Kennecott Juneau Mining Company, the subsidiaries holding its interests in the Greens Creek Mine in Alaska, to an affiliate of Hecla Mining Company.
Greens Creek is a silver, gold, zinc and lead underground mine and concentrator facility on Admiralty Island near Juneau. It is currently a joint venture between a Rio Tinto Kennecott subsidiary (70.3 percent) and a Hecla subsidiary (29.7 percent).
The sale price is US$750 million. The price comprises a cash component of US$700 million and the balance in Hecla common stock. Closing is subject to customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.
“The sale of our interests in the Greens Creek Mine is a very positive first step towards our target of realising asset sales of US$10 billion in 2008,” said Guy Elliott, Chief Financial Officer of Rio Tinto.
Bret Clayton, Rio Tinto’s Copper Product Group Chief Executive said, “Hecla Mining has for a long time been our joint venture partner and already has a solid understanding of the mine, the employees, the community and the State. Hecla is well placed to assume operation of the mine.”
In November 2007, Rio Tinto announced the results of its overall strategic review of the company’s asset portfolio following its acquisition of Alcan. Options are also being explored to divest Rio Tinto Energy America (coal), Rio Tinto Minerals’ talc business, Rio Tinto Alcan Packaging, Rio Tinto Alcan Engineered Products, Rio Tinto’s interest in the Cortez gold mine in Nevada, Rio Tinto’s Northparkes copper mine in Australia and Rio Tinto’s Sweetwater (USA) and Kintyre (Australia) uranium assets.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues Page 2 of 3
About Hecla Mining Company
Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States, Venezuela, and Mexico. A 117-year-old company, Hecla has long been well-known in the mining and world financial markets as a quality producer of silver and gold. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols HL, HL-PrB, and HL-PrC.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
Cont.../

Rio Tinto
Continues Page 3 of 3

For further information, please contact:

Media Relations, London
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003

Media Relations, Australia
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227 365

David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Simon Ellinor
Office:+ 61 (0) 7 3867 1068

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk